Thompson & Knight llp

DIRECT DIAL: (214) 969-1763 EMAIL: Amy.Curtis@tklaw.com	ATTORNEYS AND COUNSELORS 1722 ROUTH STREET • SUITE 1500 DALLAS, TEXAS 75201 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH SAN ANTONIO HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO SÃO PAULO VITÓRIA
September 4, 2009
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Permian Basin Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 1, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 1-08033
Dear Mr. Schwall:
     On behalf of Bank of America, N.A., (the “Trustee”), as trustee of the Permian Basin Royalty Trust (the “Trust”), we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 28, 2009 to Ron E. Hooper. Our responses are based upon information provided to us by or on behalf of the Trustee. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

H. Roger Schwall
Securities and Exchange Commission
September 4, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Controls and Procedures, page 18
1.	We note your disclosure that your “disclosure controls and procedures are effective in timely alerting the Trustee to material information relating to the Trust required to be included in the Trust’s period filings with the [SEC].” Revise to clarify, if true, that your officers also concluded that your controls and procedures are designed, and are effective, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. See Exchange Act Rule 13a-15(e).
     Response: We have included the following language in Controls and Procedures in the Trust’s Form 10-Q for the Fiscal Quarter ended June 30, 2009 to enhance the disclosure to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e), and propose to include similar language in future filings:
     “As of the end of the period covered by this report, the Trustee carried out an evaluation of the effectiveness of the design and operation of the Trust’s disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, the Trustee concluded that the Trust’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934 and are effective in ensuring that information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Trustee to allow timely decisions regarding required disclosure.”
Form 10-K for the Fiscal Year Ended December 31, 2008.
Certifications, exhibit 31.1
2.	Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you used the phrase “annual report” instead of “report” throughout the certification and you omitted the word “and” at the end of paragraph 4(d).
     Response: We propose in future filings to change all references from “annual report” in the certification to “report” to conform to Item 601(b)(31) of Regulation S-K and to add the word “and” at the end of paragraph 4(d). The Trust’s Form 10-Q for the Fiscal Quarter ended June 30, 2009 reflects these corrections. We would propose, however, to continue to deviate from the exact form of the certification in Item 601(b)(31), as permitted by the Staff in its no-action letter issued to Bank of America, N.A., as Trustee of the Trust, on November 13, 2002. In that no-

H. Roger Schwall
Securities and Exchange Commission
September 4, 2009

action letter, the Staff permitted certain deviations from the form, such as the use of references to “distributable income and changes in trust corpus” in lieu of “results of operations and cash flows” and permitted the Trustee to reference reliance on information provided by working interest owners. In addition, the certificate does not reference generally accepted accounting principles, since the Trust’s financial statements are prepared on a modified cash basis of accounting, rather than in accordance with generally accepted accounting principles.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Certifications, exhibit 32.1
3.	We note your reference to the quarterly period ended March 31, 2009 instead of June 30, 2009 in the Section 906 certification to your Form 10-Q. Please amend your Form 10-Q for the quarter ended June 30, 2009 with new certifications.

Response: We will file an amended Form 10-Q for the Fiscal Quarter ended June 30, 2009 containing the corrected Section 906 certification, in accordance with the attached draft amendment.
The Trustee acknowledges that:
▪	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.
Sincerely,
/s/ Amy R. Curtis
Amy R. Curtis

cc.	Douglas Brown, Securities and Exchange Commission Ron E. Hooper, Bank of America, N.A.